Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞（開曼）有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

CHANGE OF NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that, with effect from June 15, 2023:

1.	Mr. Zheng Liu will resign as a non-executive Director; and

2.	Mr. Xudong Chen will be appointed as a non-executive Director.

The board (the “Board”) of directors (the “Directors”) of ZTO Express (Cayman) Inc. (the “Company”, together with its subsidiaries, the “Group”) hereby announces the below change to the Board.

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The Board announces that Mr. Zheng Liu (劉政) (“Mr. Liu”) has tendered his resignation as a non-executive Director, with effect from June 15, 2023 due to his other business engagements which require more of his time and dedication.

Mr. Liu has confirmed that he has no disagreement with the Board and there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company (the “Shareholders”) or The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Board would like to take this opportunity to express its gratitude to Mr. Liu for his valuable contribution to the Company during his tenure of office.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that Mr. Xudong Chen (陳旭東) (“Mr. Chen”) has been appointed as a non-executive Director with effect from June 15, 2023.

The biographical details of Mr. Chen are set out below:

Mr. Chen, aged 39, has been a Director for Strategic Investment at Alibaba Group since May 2023. From November 2019 to April 2023, Mr. Chen was a Director for Strategic Investment at Cainiao Network. From September 2013 to November 2019, Mr. Chen successively served as an associate, senior associate, vice president, and executive director for private equity investment at HOPU Investments. From July 2012 to August 2013, Mr. Chen served as an associate at investment banking department of Deutsche Bank Securities in New York. From July 2006 to October 2008, Mr. Chen worked at investment banking department of China International Capital Corporation as an analyst. Mr. Chen has been a non-executive director of Quantium Solutions International Pte. Ltd. since June 2022.

Mr. Chen received his MBA degree from Ross School of Business at University of Michigan in 2012, and his bachelor’s degree in economics from Fudan University in 2006.

Mr. Chen has entered into a directors agreement with the Company for a term of three years commencing from June 15, 2023 subject to re-election as and when required under the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) and/or the memorandum and articles of association of the Company, be automatically renewed for successive periods of three years. Either party may terminate the agreement at any time upon thirty days prior written notice to the other party, or such shorter period as the parties may agree upon. Mr. Chen does not receive any remuneration in connection with the performance of his duties as a Director.

Save as disclosed above, as at the date of this announcement, Mr. Chen has confirmed that he does not hold (i) any other position with the Company or other members of the Group; (ii) any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) any other major appointments and professional qualifications. Save as disclosed above, as at the date of this announcement, Mr. Chen has confirmed that he does not have any relationship with any Director, senior management or substantial shareholder or controlling shareholders of the Company, or any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders or the Stock Exchange relating to Mr. Chen’s appointment.

The Board would like to express its warmest welcome to Mr. Chen on his appointment.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, May 18, 2023

As at the date of this announcement, the Board comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Zheng LIU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.

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